UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 February 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S                R      E      L      E      A      S      E

26 February 2013

CRH ASSET SWAP WITH CEMENTOS PORTLAND VALDERRIVAS SA

CRH plc ("CRH") and Cementos Portland Valderrivas SA ("CPV") have on 25th February reached agreement, effective immediately, on an asset swap in relation to certain Spanish assets.

CRH will transfer its 26% stake in Corporacion Uniland SA to CPV. In consideration, CPV will transfer its 99% stake in Cementos Lemona SA to CRH.

Cementos Lemona is an integrated cement, RMC and aggregates business located close to Bilbao in the Basque region of Northern Spain. Further, CRH will acquire Southern Cement Limited, a cement importation business, based in Ipswich, England as part of the  transaction.

As part of the transaction CRH and CPV will terminate all legal disputes with each other.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Albert Manifold	Chief Operating Officer
Maeve Carton	Finance Director

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 February 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director